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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ULTIMATE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

903849107

(CUSIP Number)

Mark J. Wattles
7945 W. Sahara #205
Las Vegas, Nevada 89117
(503) 570-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 903849107			Page 2 of 7

1.	Name of Reporting Person: Mark J. Wattles		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,467,000

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 1,467,000

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,878,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 903849107			Page 3 of 7

1.	Name of Reporting Person: Mark Wattles Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,411,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.9%

14.	Type of Reporting Person (See Instructions): OO

INTRODUCTION

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2004 by Mr. Mark J. Wattles, as heretofore amended. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1.	Security and Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (“Common Stock”), of Ultimate Electronics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, Colorado 80260.

Item 2.	Identity and Background.

     Item 2(c) of this Statement is hereby amended as follows:

     (c) Mr. Wattles’ present or principal occupation is President of Mark Wattles Enterprises, LLC (“MWE”). MWE is primarily engaged in investing in public and private companies in the consumer products and retail sectors. The address of the offices of MWE is 7945 W. Sahara #205, Las Vegas, Nevada 89117.

Item 3.	Source and Amount of Funds or Other Consideration.

     Response unchanged.

Item 4.	Purpose of Transaction.

     Item 4 of this Statement is hereby supplemented as follows:

     As described in Amendment No. 4 to this Schedule 13D, on April 14, 2005, Ultimate Acquisition Partners, L.P. (“UAP”), an entity owned and controlled by Mr. Wattles, submitted a formal bid (the “Bid”) to participate in a public auction (the “Auction”) of certain of the assets of the Company commencing on April 15, 2005 in connection with the Company’s reorganization proceedings under Chapter 11 of the Bankruptcy Code.

     On April 19, 2005, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) held a hearing to consider the Company’s motion to sell such assets and accept the highest and best bid obtained at the Auction. At the conclusion of this hearing, the Bankruptcy Court found that the Bid submitted by UAP was the highest and best bid for the assets covered thereby (the “Assets”), which included the inventory and other assets associated with 32 retail stores operated by the Company and its subsidiaries (the “Sellers”), the right to designate and direct the assumption and assignment of certain executory contracts and unexpired leases relating to such retail stores at a later date and other corporate assets, but which excluded, among other things, (i) all cash, cash equivalents, bank deposits or similar cash items of the Sellers; (ii) all accounts receivable, notes receivable and other receivables; (iii) all assets owned, used or held for use at certain locations that are the subject of “going-out-of-business” sales (the “GOB Locations”), including, without limitation, all leases, inventory and equipment associated with such locations, unless such assets are also used or held for use in the business of the Sellers outside of the GOB Locations; (iv) all real property owned by any Seller; (v) all contracts and leases of the Sellers, other than certain contracts and leases that may be assumed by UAP; and (vi) any equity interest in the Sellers. Accordingly, on April 19, 2005, the Bankruptcy Court entered an order (the “Sale Order”) which, among other things, approved the sale (the “Sale”) of the Assets to UAP pursuant to Sections 105(a), 363(b) and (f), and 365 of the Bankruptcy Code and in accordance with the terms of an Asset Purchase Agreement, dated as of April 20, 2005 (the “Asset Purchase Agreement”), among UAP and the Sellers.

     On April 20, 2005, the Sellers and UAP consummated the transactions contemplated by the Asset Purchase Agreement. In particular, the Sellers sold the Assets to UAP in exchange for the payment of a purchase price consisting of (a) $43.75 million in cash, subject to certain adjustments based upon the value of the inventory actually held by the Company at closing, (b) a subordinated, interest-bearing promissory note in the principal amount of $3.5 million issued by UAP to the Company, plus (c) the assumption by UAP of the certain liabilities of the Company. The terms of the transactions consummated on April 20, 2005 were substantially the same as those of the Bid described in Amendment No. 4 to this Schedule 13D, subject to the following changes:

•	The cash portion of the purchase price has been increased from $43.6 million to $43.75 million.

•	In connection with the Sale, Mark Wattles Enterprises, LLC, as the Tranche C lender under that certain Debtor in Possession Loans and Security Agreement, dated as of January 14, 2005, as amended (the “DIP Loan”), agreed to waive (i) the Company’s obligation to remit the interest accrued for the period beginning January 14, 2005 until April 20, 2005 under the DIP Loan and (ii) certain prepayment penalties associated with the DIP Loan.

•	UAP and the Company agreed to use commercially reasonable efforts to negotiate and enter into lease agreements as soon as practicable after the closing (but in no event later than 30 days thereafter), under which the Company will lease to UAP (i) the corporate headquarters office space located at 321 West 84th Avenue, Thornton, Colorado (Site 180) for a term of one year, (ii) the warehouse/distribution center space located at 321 West 84th Avenue, Thornton, Colorado (Site 180) for a term of one year and (iii) the retail space located at 321 West 84th Avenue, Thornton, Colorado (Store 107) for an initial term of 15 years.

•	The Company granted to UAP a one-year right of first refusal with respect to the sale of any Company-owned real property.

•	The Company and UAP agreed upon certain arrangements, which are described in detail in the Asset Purchase Agreement, for the sharing the costs to be incurred to cure pre-bankruptcy arreages owing by the Company with respect to unexpired store leases and executory contracts which are ultimately assumed by and assigned to UAP.

•	The end date of the period during which UAP may designate contracts and leases for assignment to UAP, which had been previously set at the date that is six months from the closing date, has been advanced to August 31, 2005.

•	UAP agreed to provide access, collection, wind-down and related services to the Company pursuant to a Transition Services Agreement, dated as of April 20, 2005, for the period commencing on or about the date of the closing through and including entry of a final decree closing the Company’s bankruptcy cases.

     In addition, on April 19, 2005, the Bankruptcy Court approved, and on April 20, 2005, the Company executed a global release (the “Release”) of any and all claims of the Sellers and the bankruptcy estate in favor of UAP, Mr. Wattles, and Mark Wattles Enterprises, LLC, each of their present and future officers, directors, assigns, and legal and financial advisors. The Release also included a similar release of claims granted by UAP, Mr. Wattles, and Mark Wattles Enterprises, LLC, in favor of (i) the Company’s legal and financial advisors and post-petition officers and directors and (ii) the Committee and its legal and financial advisors.

     Effective as of April 20, 2005, Mr. Wattles resigned as Chief Executive Officer of the Company and as member and Chairman of the Company’s Board of Directors.

     The foregoing is a summary of certain provisions of the Sale Order, the Asset Purchase Agreement and the Release. This summary does not purport to be complete and is qualified in its entirety by reference to the copies of such documents filed herewith as Exhibits 99.7, 99.8 and 99.9, respectively.

Item 5.	Interest in Securities of the Company.

Response unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Response unchanged.

Item 7.	Material to Be Filed as Exhibits.

     99.7—Sale Order entered by the Bankruptcy Court on April 19, 2005.

     99.8—Asset Purchase Agreement, dated as of April 20, 2005, by and among UAP, Mark Wattles Enterprises, LLC, the Company, Fast Trak Inc., Ultimate Intangibles Corp., Ultimate Leasing Corp., Ultimate Electronics Partners Corp., Ultimate Electronics Leasing LP, and Ultimate Electronics Texas LP.

     99.9—Release, dated as of April 20, 2005, by and among the Company, Fast Trak Inc., Ultimate Intangibles Corp., Ultimate Leasing Corp., Ultimate Electronics Partners Corp., Ultimate Electronics Leasing LP, Ultimate Electronics Texas, LP, the Official Unsecured Creditors’ Committee of Ultimate Electronics, Inc. et. al., James Marcum, Bruce Giesbreacht, Mark J. Wattles, Mark Wattles Enterprises, LLC, Ultimate Acquisition Partners, LP, and the lenders under that certain Debtor in Possession Loan and Security Agreement, dated as of January 14, 2005, as amended, including Wells Fargo Retail Finance, LLC, as Agent, Wells Fargo Retail Finance, LLC, as a Revolving Credit Lender and a Tranche B Lender, General Electric Capital Corporation, as a Revolving Credit Lender and a Tranche B Lender, PNC Bank, a National Association, as a Revolving Credit Lender, and National City Business Credit, Inc., as a Revolving Credit Lender.

     99.10—Press Release, dated April 20, 2005.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2005

MARK WATTLES ENTERPRISES, LLC
By:	/s/ Mark J. Wattles
Name:	Mark J. Wattles
Title:	President

/s/ Mark J. Wattles
Mark J. Wattles